Exhibit 99.5

PRESS RELEASE

TotalEnergies Sells Stake in Renewable Portfolio
to Crédit Agricole Assurances

Paris, February 3rd 2023 – As part of its strategy of profitable growth in renewable energies, TotalEnergies is selling to Crédit Agricole Assurances 50% of a 234 MW portfolio of renewable projects, including 23 solar power plants with a capacity of 168 MW and 6 wind farms with a capacity of 67 MW. Of the 29 power plants in the portfolio, 25 are already operational (180 MW) and the four others (54 MW) will be commissioned in the first half of 2023.

This transaction implies an enterprise value of the portfolio of $ 300 million (100%) equivalent to a multiple of 16 EBITDA.

This partial sale to Crédit Agricole Assurances allows TotalEnergies to accelerate project cash flows and improve the return on invested capital, in line with its business model for renewable energy development.

TotalEnergies’ teams will continue to ensure the asset management, operation and maintenance of the 29 power plants. They will provide enough energy for 200,000 people and will prevent the emission of some 96,000 tons of CO2 per year for thirty years.

“This partial sale demonstrates the strength of our business model, which ensures a return on invested capital in renewable energies of more than 10%. We are pleased to partner with Crédit Agricole Assurances and support its investment in the energy transition. With its strong teams and business model, TotalEnergies intends to continue its development in France where we aim to reach 4 GW of renewable generation capacity by 2025,” said Vincent Stoquart, Senior Vice President, Renewables at TotalEnergies.

"This transaction is in line with our strategy as a long-term institutional investor in the acceleration of renewable energies, in favor of the energy transition and a low-carbon economy. In line with the Crédit Agricole Group's climate commitments, this transaction will increase our investments in renewable energies and help us reach an installed capacity of 14 GW by 2025," said Florence Barjou, Head of Investments at Crédit Agricole Assurances.

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TotalEnergies and renewable electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end 2022, TotalEnergies' gross renewable electricity generation installed capacity is 17 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Crédit Agricole Assurance

Crédit Agricole Assurances, France's leading insurer, brings together the insurance subsidiaries of Crédit Agricole. The Group offers a range of savings, pension, health, personal protection and property insurance products and services. They are distributed by the Crédit Agricole Group's banks in France and in eight countries around the world, by wealth management advisors and general agents. Crédit Agricole Assurances' companies cater to individuals, professionals, farmers and businesses. Crédit Agricole Assurances has 5,300 employees. Its premium income at the end of 2021 will amount to 36.5 billion euros (IFRS standards).

www.ca-assurances.com

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Crédit Agricole Assurances Contacts

Françoise Bololanik : + 33 (0)1 57 72 46 83 / 06 25 13 73 98
Nicolas Leviaux : +33 (0)1 57 72 09 50 / 06 19 60 48 53
service.presse@ca-assurances.fr

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.